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                                     LOGO OF
                            AETERNA LABORATORIES INC.



                                                       P R E S S  R E L E A S E
                                                          FOR IMMEDIATE RELEASE


                AETERNA DISCOVERS POTENT ANTIANGIOGENIC ACTIVITy
                 IN A CLASS OF MOLECULES ISOLATED FROM NEOVASTAT

                      COMPANY FILES NEW PATENT APPLICATION

QUEBEC CITY, QUEBEC, JUNE 13, 2001 - AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) has discovered potent antiangiogenic activity in a class of molecules isolated from Neovastat. The Company has filed a patent application with the United States Patent and Trademark Office related to this finding, which covers compositions of matter and methods of use for the treatment of diseases complicated by angiogenesis. More than twenty diseases are related to angiogenesis, including cancer.

"The recent research done in our characterization program that has led to the filing of this patent application, enabled our experts to identify active molecules involved in inhibiting the proliferation of endothelial cells," said Dr. Pierre Falardeau, Vice President, Scientific Affairs at AEterna. "This finding confirms our hypothesis that Neovastat's mechanisms of action are not triggered by a single active molecule but that multiple molecules are involved in inhibiting the multi-faceted angiogenic process."

"Characterization of Neovastat has so far broadened our intellectual property portfolio to 10 patents," added Gilles Gagnon, Vice President and Chief Operating Officer at AEterna. "We are therefore able to provide our pharmaceutical partners with not only a well patented product in its final stage of clinical development with a large market potential, but to also offer them a potential pipeline."

ABOUT AETERNA AND NEOVASTAT/AE-941

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis. Its lead product, Neovastat/AE-941, is being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

Neovastat is a novel antiangiogenic product with multiple mechanisms of action (VEGF, MMP's 2,9,12, Apoptosis, tPA) that blocks angiogenesis -- the process involved in the formation of new blood vessels which are needed in order for cancerous tumors and other pathological conditions to develop.

Neovastat is currently used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently held in more than 125 clinical institutions in Canada, the U.S. and in several European countries. For more information, please call 1-888-349-3232 (North America).

AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA.
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AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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FOR MORE INFORMATION, CONTACT:


CANADA                                      USA
Paul Burroughs                              Investor and Media Relations:
Director of Communications                  Ms. Lisa Lindberg
AEterna Laboratories Inc.                    The Investor Relations Group Inc.
Tel.: 418-652-8525, ext. 406                Tel.: 212-825-3210
Fax: 418-577-7700                           Fax: 212-825-3229
E-mail: paul.burroughs@aeterna.com          E-mail: TheProTeam@aol.com